02018772

3/13/02

VF 3/21/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

RECEIVED MAR 07 2002

SEC FILE NUMBER
8- 44147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TAMAR SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

23811 CHAGRIN BLVD, SUITE 200
(No. and Street)

BEACHWOOD	OHIO	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TAMRA F. GOULD (216) 595-0496
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McCURDY & ASSOCIATES CPA'S, INC.
(Name — *if individual, state last, first, middle name*)

27955 CLEMENS ROAD	WESTLAKE	OHIO	44145
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
P
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VF 3/22/02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, TAMRA F. GOULD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TAMAR SECURITIES, INC., as of DECEMBER 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

No exceptions

Signature

President

Title

Notary Public

MARILYN G[illegible]LD
Notary Public - State of Ohio, Cuya. Cty.
My Commission Expires Dec. 1, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Tamar Securities, Inc.
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2001

CONTENTS

McCurdy
& Associates
CPA's, Inc.
CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Report of Independent Auditors

To The Board of Directors
Tamar Securities, Inc.:

We have audited the accompanying statement of financial condition of Tamar Securities, Inc. as of December 31, 2001, and the related statements of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamar Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is prepared for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McCurdy & Associates CPA's, Inc.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 28, 2002

Tamar Securities, Inc.
STATEMENT OF FINANCIAL CONDITION
AS OF
DECEMBER 31, 2001

Assets	
Cash and cash equivalents	$ 8,742
Receivable from clearing firm	1,277,127
Securities owned, at market value	28,905,983
Accrued interest and dividends receivable	101,609
Total current assets	30,293,461
Furniture and equipment at cost, net of accumulated depreciation of $28,317	6,756
Intangible pension asset	156,362
Total Assets	$30,456,579
Liabilities and Stockholders' Equity	
Liabilities:	
Interest and dividends payable	$ 7,798
Securities sold not yet purchased, at market value	23,290,834
Total current liabilities	23,298,632
Accrued pension liability	156,362
Total long term liabilities	156,362
Total Liabilities	23,454,994
Commitments and contingent liabilities:	
Liabilities subordinated to claims of general creditors	1,800,000
Stockholders' Equity:	
Common stock without par value; authorized, issued and outstanding 100 shares	25,000
Additional paid-in capital	820,000
Retained earnings	4,356,585
Total Stockholders' Equity	5,201,585
Total Liabilities and Stockholders' Equity	$30,456,579

The accompanying notes are an integral part of these financial statements

Tamar Securities, Inc.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2001

Revenues	
Interest and dividend income	$ 1,500,212
Trading income (loss)	1,158,556
Total Revenue	$ 2,658,768
Expenses	
Employee compensation and benefits	766,311
Interest and dividends on securities sold, not yet purchased	993,743
Interest on sub loan	175,841
Professional fees	17,745
Depreciation expense	6,204
Taxes	71,650
Other operating expenses	35,531
Total Expenses	2,067,025
Net Income	$ 591,743

The accompanying notes are an integral
part of these financial statements

Tamar Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings
Beginning Balances	$25,000	$820,000	$3,764,842
Net income (loss) for the year	0	0	591,743
Dividends paid to stockholders	0	0	0
Ending Balances	$25,000	$820,000	$4,356,585

The accompanying notes are an integral
part of these financial statements

Tamar Securities Inc.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2001

Subordinated liabilities - Beginning of year	$ 700,000
Increase	1,800,000
Decrease	(700,000)
Subordinated liabilities - End of year	$1,800,000

The accompanying notes are an integral
part of these financial statements

Tamar Securities, Inc.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

Cash flows from operating activities:	
Net income (loss)	$ 591,742
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	6,204
Increase in securities owned	(12,949,459)
Decrease in receivable from brokers	2,383,769
Decrease in interest and dividend receivable	35,994
Decrease in interest and dividend payable	(4,867)
Increase in securities sold, not yet purchased	9,337,034
Net Cash Used by Operating Activities	(1,099,583)
Cash flows from investing activities:	
Purchase of furniture and equipment	(1,225)
Net Cash Used by Investing Activities	(1,225)
Cash flows from financing activities:	
Increase in liabilities subordinated to claims of general creditors	1,100,000
Net Cash Used by Financing Activities	1,100,000
Net increase (decrease) in cash	(808)
Cash and cash equivalents - Beginning Balance	9,550
Cash and cash equivalents - Ending Balance	$ 8,742
Supplemental disclosures:	
Interest paid	$ 734,156
Income taxes paid	$ 71,650

The accompanying notes are an integral part of these financial statements

Tamar Securities, Inc.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2001

Note A - Organization and Operations

Tamar Securities, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company does not carry customer accounts or securities nor does it currently have any customers. The Company is in the business of trading and purchasing convertible securities to find arbitrage opportunities.

The Company registered with the Securities and Exchange Commission on September 9, 1991 and began doing business in November 1991.

Note B -Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company reports its security transactions on a trade date basis and calculates gains and losses using the specific identification method.

The Company operates under Subchapter S of the Internal Revenue Code. Under this election, all federal and state income tax liabilities flow through to the stockholders and a provision for income taxes is not recorded in the financial statements except for foreign taxes withheld from dividends received.

For financial reporting purposes, cash and cash equivalents consist of cash on deposit and cash in a money market fund. These funds are highly liquid and readily accessible by the Company.

Interest receivable is accrued on bonds where the collection of interest is not in doubt, otherwise interest is recognized when received.

Furniture and equipment are stated at cost and are depreciated on a straight-line method over the estimated useful lives.

Note C - Operating Lease

The Company leases its office space for approximately $850 per month and equipment for approximately $1,525 per month on a month to month basis. Rent expense and equipment leases for the year ended December 31, 2001 was $29,109.

Tamar Securities, Inc.
NOTES TO FINANCIAL STATEMENTS (CONT'D)
FOR THE YEAR ENDED DECEMBER 31, 2001

Note D - Securities Owned and Sold Not Yet Purchased

Securities owned and securities sold not yet purchased are carried at market value, and the difference between cost and market value is reflected in revenue.

	Securities Owned	Securities Sold Not Yet Purchased
Common and convertible preferred stock	$27,836,485	$23,290,834
Convertible corporate bonds	824,320	0
Options	60,370	0
Warrants	184,808	0
	$28,905,983	$23,290,834

Note E - Net Capital Requirements

Pursuant to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, the Company is required to maintain minimum net capital, as defined under such rule. At December 31, 2001, the Company had net capital of $2,301,751 which was $2,201,751 in excess of its required net capital of $100,000. In addition, aggregate indebtedness, as defined, cannot exceed 1,500% of net capital. At December 31, 2001, the Company's percentage of aggregate indebtedness to net capital was approximately .34%.

Note F - Exemption From Rule 15c3-3

The Company does not hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

Note G - Pension Plan

The Company maintains a pension plan covering an employee. The Company policy is to fund contributions as permitted by the Employee Retirement Income Security Act of 1974. The Plan provides pension benefits that are based primarily on years of service. The following table summarizes the benefit obligations, the fair value of assets and the funded status for the year ending December 31, 2001:

Benefit obligation at December 31	$ 914,859
Fair value of plan assets at December 31	758,497
Funded status at December 31	$(156,362)

Note G - Pension Plan (Cont'd)

The amounts of contributions and benefits payable from the plan are as follows:

Employer contributions	$ 78,729
Participant contributions	0
Benefit payments	0

The following table provides the amounts recognized in the statement of financial position as of December 31, 2001:

Accrued benefit cost	$ 268,884
Unrecognized actuarial (gain) loss	(112,522)
Intangible pension asset, accrued pension liability	$ 156,362

The following table provides the net periodic benefit cost for 2001:

Net periodic benefit cost	$ 126,165
Curtailment (gain) loss	0
Settlement (gain) loss	0
Net periodic benefit cost after curtailments and settlements	$ 126,165

Plan assets are invested principally in mutual funds which invest in interest bearing securities.

The projected benefit obligation was determined primarily using an assumed discount rate of 7% and a future compensation rate of 4%. The assumed long-term rate of return on assets is 7%.

Note H - Related Party Transactions

An officer/key employee loaned the Company $1,800,000 in the form of notes subordinated to the claims of general creditors as reported in Note I.

Note I - Liabilities Subordinated to Claims of General Creditors

Effective January 16, 2001, the Subordinated Loan Agreement dated July 1, 1998 in the amount of $700,000 from an officer/key employee has been terminated and substituted with a new Subordinated Loan Agreement, due January 31, 2002, in the amount of $1,000,000 at 10% per annum. In addition, two additional Subordinated Loan Agreements in the amounts of $404,000 and $396,000 due January 31, 2002 at 10% per annum were also approved.

Tamar Securities, Inc.

ADDITIONAL INFORMATION
PURSUANT TO RULE 17A-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2001

Tamar Securities, Inc.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

Net Capital		
Total stockholders' equity from statement of financial condition		$5,201,585
Subordinated debt		1,800,000
Total stockholders' equity qualified for net capital		7,001,585
Deductions and/or Charges:		
Non-allowable assets:		
Property and equipment, net	6,756	
Accrued dividends and interest	7,819	
NASD warrants	42,000	(56,575)
Net Capital Before Haircuts on Security Positions		6,945,010
Haircuts on securities [computed pursuant to 15c3-1(f)]		(4,643,259)
Net Capital		$2,301,751
Computation of aggregate indebtedness		
Liabilities from statement of financial condition		$ 7,798
Computation of basic net capital requirement		
6 2/3% (.0667) of aggregate indebtedness		$ 519
Minimum required net capital		$ 100,000
Excess net capital		$2,201,751
Percentage of aggregate indebtedness to net capital		.34%
Excess net capital at 1,000%		$2,300,971

Tamar Securities, Inc.
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2001

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2001 filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

	December 31, 2001
Net capital, as reported in Company's form X-17a-5, Part IIA	$2,301,751
Net audit adjustments	0
Net capital, as reported in Schedule I	$2,301,751

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3" and "Information for Possession or Control Requirements Pursuant to Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

McCurdy
& Associates
CPA's, Inc.

CERTIFIED PUBLIC ACCOUNTANTS

27955 Clemens Road
Westlake, Ohio 44145-1121
Phone: (440) 835-8500
Fax: (440) 835-1093

Independent Auditors' Supplementary Report on Internal Control

To The Board of Directors
Tamar Securities, Inc.

In planning and performing our audit of the financial statements of Tamar Securities, Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McCurdy & Associates CPA's, Inc.
Westlake, Ohio
January 28, 2002

Financial Statements
and Additional Information

Tamar Securities, Inc.

For the Year Ended December 31, 2001
With Report of Independent Auditors